U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                  MAGNA-LAB, INC.
                       -----------------------------------
                                (Name of Issuer)

                   Class A Common Stock, $.001 Par Value
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                    559235106
                            -------------------------
                                  (CUSIP Number)

                      Itzhak Goldenberg, Managing Director
                     Noga Investments in Technologies, Ltd.
                                6 Hazoran Street
                        Po Box 8471 South Industrial Zone
                             Netanya, Israel, 42504
                           011-972-9-892-0717 (phone)
                           011-972-9-885-3781  (fax)
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 17, 1999
                   -------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box
__.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                             (Page 1 of 10 Pages)




CUSIP  No.         559235106       SCHEDULE 13D     Page   2    of  10   Pages
-----------------------------                       --------------------------


1.    NAME  OF  REPORTING  PERSONS
      S.S.  OR  I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS

                Noga Investments in Technologies, Ltd.


2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (a)  [  ]
                                                                 (b)  [  ]

3.    SEC  USE  ONLY

4.    SOURCE  OF  FUNDS
      Working Capital

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ___

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                Israel

  NUMBER OF       7.   SOLE  VOTING  POWER             None
   SHARES         8.   SHARED  VOTING  POWER           30,772,729  shares
BENEFICIALLY      9.   SOLE  DISPOSITIVE  POWER        None
OWNED BY EACH    10.   SHARED  DISPOSITIVE  POWER      30,772,729  shares
  REPORTING
PERSON  WITH


11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                30,772,729 shares

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES    X
      (See Item 4)

13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      41.3%

14.   TYPE  OF  REPORTING  PERSON
      CO

CUSIP  No.         559235106       SCHEDULE 13D     Page   3   of  10   Pages
-----------------------------                       --------------------------

1.    NAME  OF  REPORTING  PERSONS
      S.S.  OR  I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS

             Noga Electrotechnica, Ltd.

2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (a)  [  ]
                                                                 (b)  [  ]

3.    SEC  USE  ONLY

4.    SOURCE  OF  FUNDS
       N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ___

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
             Israel

  NUMBER OF       7.   SOLE  VOTING  POWER             None
   SHARES         8.   SHARED  VOTING  POWER           30,772,729  shares
BENEFICIALLY      9.   SOLE  DISPOSITIVE  POWER        None
OWNED BY EACH    10.   SHARED  DISPOSITIVE  POWER      30,772,729  shares
  REPORTING
PERSON  WITH


11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      30,772,729 shares

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES    X
      (See Item 4)

13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      41.3%

14.   TYPE  OF  REPORTING  PERSON
      CO

CUSIP  No.         559235106       SCHEDULE 13D     Page   4   of  10   Pages
-----------------------------                       --------------------------

1.    NAME  OF  REPORTING  PERSONS
      S.S.  OR  I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS

            Debora and Eli Uzan

2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (a)  [  ]
                                                                 (b)  [  ]

3.    SEC  USE  ONLY

4.    SOURCE  OF  FUNDS
       N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ___

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
             Israel

  NUMBER OF       7.   SOLE  VOTING  POWER             None
   SHARES         8.   SHARED  VOTING  POWER           30,772,729  shares
BENEFICIALLY      9.   SOLE  DISPOSITIVE  POWER        None
OWNED BY EACH    10.   SHARED  DISPOSITIVE  POWER      30,772,729  shares
  REPORTING
PERSON  WITH


11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      30,772,729 shares

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES    X
      (See Item 4)

13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      41.3%

14.   TYPE  OF  REPORTING  PERSON
      IN

CUSIP  No.         559235106       SCHEDULE 13D     Page   5   of  10   Pages
-----------------------------                       --------------------------

1.    NAME  OF  REPORTING  PERSONS
      S.S.  OR  I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS

      Hanna and Itzhak Goldenberg

2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (a)  [  ]
                                                                 (b)  [  ]

3.    SEC  USE  ONLY

4.    SOURCE  OF  FUNDS
       N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ___

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
             Israel

  NUMBER OF       7.   SOLE  VOTING  POWER             None
   SHARES         8.   SHARED  VOTING  POWER           30,772,729  shares
BENEFICIALLY      9.   SOLE  DISPOSITIVE  POWER        None
OWNED BY EACH    10.   SHARED  DISPOSITIVE  POWER      30,772,729  shares
  REPORTING
PERSON  WITH


11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      30,772,729 shares

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES    X
      (See Item 4)

13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      41.3%

14.   TYPE  OF  REPORTING  PERSON
      IN

CUSIP  No.         559235106       SCHEDULE 13D     Page   6   of  10   Pages
-----------------------------                       --------------------------
ITEM  1.     SECURITY  AND  ISSUER.

     This Schedule 13D relates to the Class A common stock, par value $.001 per share (the "Common Stock"), of Magna-Lab, Inc. (the "Issuer"). The Issuer is a New York corporation with its principal executive offices located at 6 Kimball Lane, Lynnfield, Massachusetts 01940.

ITEM  2.     IDENTITY  AND  BACKGROUND.

     The names of the persons filing this statement are Noga Investments in Technologies, Ltd., a company organized under the laws of Israel ("Noga"), Noga Electrotechnica, Ltd., a company organized under the laws of Israel ("Noga Electrotechnica"), Eli Kuzan and his wife, Debora Kuzan, and Itzhak Goldenberg and his wife, Hana Goldenberg, (collectively, the "Reporting Persons"). The address of the principal executive offices of Noga and Noga Electrotechnica is 6 HaZoran Street, Netanya, Israel, 42504.

     The current principal business of Noga is investments in technology companies. Schedule A sets forth, as of the date hereof, the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of (i) the Reporting Persons who are natural persons, (ii) each director and executive officer of Noga, (iii) each controlling person of Noga and (iv) each executive officer and director of any corporation or other person that ultimately controls Noga (the persons referred to in the preceding clauses (ii) through (iv) are sometimes referred to collectively as, "Noga Affiliates").

     Since December 19, 1994, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any Noga Affiliate, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Since December 19, 1994, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any Noga Affiliate, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     This Schedule 13D relates to the purchase of an aggregate of 30,772,729 shares of Common Stock by Noga. These shares were purchased with working capital of Noga. The aggregate purchase price for these shares was $6,070,000.

ITEM  4.     PURPOSE  OF  TRANSACTION.

     The acquisition reflected in this statement was made for investment purposes. The Reporting Persons intend to review their investment in the Company on a continual basis and may determine from time to time to acquire additional shares of Common Stock or dispose of shares of Common Stock now held by them. Any determination to acquire or dispose of shares of Common Stock may depend on a variety of factors including market conditions prevailing at the time, the Company's business affairs and financial condition, general economic and industry conditions and other conditions which may be applicable depending upon the nature of the transaction or transactions involved.

     On December 17, 1999, Noga (a successor interest to Noga Electrotechnica Limited) entered into a letter agreement with the Issuer pursuant to which Noga agreed to purchase $3,000,000 worth of common stock at $0.22 per share payable in installments over a five-month period ending May 2000. To secure its commitment, Noga paid $250,000 as a non-refundable deposit. In January and February 2000, Noga purchased a total of $500,000 worth of common stock toward its commitment. In May 2000, the agreement was amended to permit the balance to

CUSIP  No.         559235106       SCHEDULE 13D     Page   7   of  10   Pages
-----------------------------                       --------------------------
be paid by July 27, 2000 in exchange for an additional $100,000 to be paid by Noga to the Issuer as an additional non-refundable deposit to secure the timely payment of the balance ($2,150,000). According to the letter agreement, as amended, the Issuer agreed to provide Noga with an option to purchase 3,500,000 shares of common stock at $0.02 per share (which option was exercised on or about November 7, 2000) and an option (the "Listing Option"), exercisable prior to July 27, 2000, to purchase such number of additional shares as are necessary to satisfy the requirements for listing of the Issuer's stock on the NASDAQ SmallCap market. The Issuer also agreed that until December 19, 2001 Noga would have the right to nominate a number of directors to the Issuer's Board of Directors such that the total number of non-Noga nominated directors exceeds the number of Noga-nominated directors by one. Messrs. Jerome Feldman and Jonathan Adereth have been designated as Noga's nominees. Additionally, the Issuer agreed that any payment or withdrawal from its bank account of at least $2,000 would require the approval of Mr. Feldman or such other individual designated by Noga and acceptable to the Issuer. In March 2000, Noga agreed that it would not have the right to nominate any additional directors to the Issuer's Board of Directors until its $3,000,000 financing commitment was completed. Until December 19, 2001, the Issuer had agreed to hold meetings of its Board of Directors at least once per month or at such intervals as is reasonably acceptable to the Noga-nominated directors.

     In July 2000, in exchange for new investment undertakings by Noga, the Issuer and Noga agreed to replace Noga's Listing Option with (a) Noga's commitment to purchase for $3,000,000 and (b) the commitment by one of the Issuer's officers to purchase for $2,000,000 (after a portion is offered first to certain investors and management), shares of the Issuer's Common Stock at a purchase price of $.22 per share. Noga's $3,000,000 investment was made in installments on November 7, 2000 and January 16, 2001 and $500,000 of the amount offered first to management and existing investors has been made, leaving a remaining commitment of $1,500,000 by the officer which was not made by the deadline, as amended, in March 2001. On March 26, 2001, Noga offered to fulfill or arrange for fulfillment of the remaining $1,500,000 commitment and the Issuer's Board of Directors decided to accept such offer. As of the date hereof, a balance of approximately $664,000 remains unfulfilled under this commitment. The Issuer has agreed to pay a fee of up to 7% for amounts raised in this financing, and Noga has received and may continue to receive such fee for third party funding arranged by it.

     Except as set forth above or in this Item 4, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any Noga Affiliate, has formulated any plans or proposals which would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change in the Issuer's capitalization or dividend policy, (vi) any other material change in the Issuer's business or corporate structure, (vii) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of the Issuer's securities to be deregistered or delisted, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration or (x) any action similar to any of those enumerated above.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     The information contained in items 7 through 11 and 13 of pages 2 through 5 hereof are incorporated herein by this reference. Percentage ownership is based on the number of shares of Common Stock outstanding on May 5, 2002, as reported by the Issuer's transfer agent. All shares of Common Stock covered by this Schedule are held of record by Noga. A majority of the equity interests of Noga is owned by Noga Electrotechnica Ltd., and a minority of such interests is owned by, among others, the Kuzans and Goldenbergs. The Kuzans and Goldenbergs together own a majority of the equity interests of Noga Electrotechnica. By virtue of their direct or indirect ownership of Noga, the Reporting Persons other than Noga may be deemed to have shared dispositve or voting power of such shares. The filing of this Schedule shall not be deemed an admission by the Reporting Persons other than Noga that they beneficially own any securities covered by this Schedule. Except as described in Item 4 above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any Noga Affiliate, beneficially owns or has acquired or disposed of any shares of Common Stock during the past 60 days.

CUSIP  No.         559235106       SCHEDULE 13D     Page   8   of  10   Pages
-----------------------------                       --------------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to a consultancy agreement dated December 31, 2000 between Noga and Jonathon Adereth, Noga agreed to grant to Mr. Adereth an option to purchase up to 1,000,000 shares of Common Stock held by Noga in consideration for Mr. Adereth serving as a nominee of Noga to the Issuer's Board of Directors. The option is exercisable at $0.22 per share and vests in four equal installments on Feb 1 and Aug 1 of each year beginning in 2001, subject to accelerated vesting in the event of a change in control of the Issuer. The option expires 5 years from the date of grant. So long as Noga is eligible to nominate more than one director to the Issuer's Board of Directors, Noga agreed to use its reasonable best efforts to cause Mr. Adereth to be elected as a director at each shareholder meeting of the Issuer. The term of the agreement continues until August 1, 2002, subject to earlier termination under certain circumstances.

     Except as otherwise disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Noga or, to its knowledge, any Noga Affiliate, and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS

     Exhibit 99.1 Joint Filing Agreement dated May 5, 2002 by and among the Reporting Persons.

     Exhibit 99.2 - Letter Agreement dated December 17, 1999 between the Company and Noga, as amended on March 7, 2000, May 26, 2000 and July 27, 2000. Incorporated by reference to the Company's Form 10-KSB for the year ended February 29, 2000 and, as to the July 27, 2000 amendment, the Company's Form 10-QSB for the quarter ended August 31, 2000.

     Exhibit 99.3 - Consultancy Agreement dated December 31, 2000 between Noga and Jonathon Adereth.




                         [Signature  page  follows.]

CUSIP  No.         559235106       SCHEDULE 13D     Page   9   of  10   Pages
-----------------------------                       --------------------------



                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May  5,  2002

                                                        /s/ [Hebrew signature]
Noga  Investments  in  Technologies,  Ltd.             -----------------------
                                                       Debora  Uzan
By: /s/ [Hebrew signature]
    --------------------                                /s/ [Hebrew signature]
     Name: Itzhak Goldenberg                           -----------------------
     Title:Managing Director                           Eli  Uzan

Noga  Electrotechnica,Ltd.                             /s/ [Hebrew signature]
                                                       -----------------------
                                                       Hana  Goldenberg
By: /s/ [Hebrew signature]
    --------------------                               /s/ [Hebrew signature]
     Name:  Eli Uzan                                   -----------------------
     Title: Managing Director                          Itzhak  Goldenberg

CUSIP  No.         559235106      SCHEDULE 13D      Page  10   of  10   Pages
-----------------------------                       --------------------------


                                   SCHEDULE A
                                   ----------

The principal business of Noga Electrotechnica , which is conducted directly and through subsidiaries, comprises three main areas: (i) power, air conditioning and real estate construction (ii) real estate projects and (iii) technology investments.

                                                                Occupation  or  Employment
                                                               (including  name  and  address  of  organization,
Name            Citizenship  Business  or  Residence  Address  if  different from address listed in previous column)
----            -----------  --------------------------------  ----------------------------------------------------

Itzhak Goldenberg  Israel PO Box 8471 South Industrial        Director and Chairman of the board of
                          Zone, Netanya-Israel 42504          directors of Noga Electrotechnica, Noga
                                                              Investments in Technologies and other
                                                              affiliated entities
-----------------  ------  ---------------------------------  ---------------------------------------------
Eli Uzan           Israel  PO Box 8471 South Industrial       Director and President of Noga
                           Zone, Netanya-Israel 42504         Electrotechnica, Noga Investments in
                                                              Technologies, and other  affiliated entities
-----------------  ------  ---------------------------------  ---------------------------------------------
                                                              Director of Noga Electrotechnica, Noga
Debora Uzan        Israel  PO Box 8471 South Industrial       Investments in Technologies and other
                           Zone, Netanya-Israel 42504         affiliated entities
-----------------  ------  ---------------------------------  ---------------------------------------------
                                                              Director of Noga Electrotechnica, Noga
Hanna Goldenberg   Israel  PO Box 8471 South Industrial       Investments in Technologies and other
                           Zone, Netanya-Israel 42504         affiliated entities
-----------------  ------  ---------------------------------  ---------------------------------------------
Ester Gilboa       Israel  PO Box 8471 South Industrial       Director of Noga Electrotechnica, Noga
                           Zone, Netanya-Israel 42504         Investments in.Technologies
-----------------  ------  ---------------------------------  ---------------------------------------------
Yaniv Uzan         Israel  PO Box 8471 South Industrial       Director of Noga Electrotechnica, Noga
                           Zone, Netanya-Israel 42504         Investments in.Technologies
-----------------  ------  ---------------------------------  ---------------------------------------------
Yoram Fishman      Israel  34, Hatizmoret St. Rishon-Lesion-  Independent director of Noga
                           Israel                             Electrotechnica. Managing Director of Qiz
                                                              Accessory International located at H'tohen 2
                                                              street North Industrial Zone, Keysaria-Israel
-----------------  ------  ---------------------------------  ---------------------------------------------
Eli Pesach         Israel  Ramdor Systems Ltd.                Independent director of Noga Electrotechnica
                           PO Box 58184 Kiryat Atidim         Ltd. Managing Director of Ramdor Systems
                           Tel-Aviv-Israel                    Ltd.
-----------------  ------  ---------------------------------  ---------------------------------------------
Itzhak Benodis     Israel  PO Box 8471 South Industrial       Deputy to the General Manager of Noga
                           Zone, Netanya-Israel 42504         Electrotechnica Ltd.
-----------------  ------  ---------------------------------  ---------------------------------------------
Idan Barak         Israel  PO Box 8471 South Industrial       Vice President of Noga Investments in
                           Zone, Netanya-Israel 42504         Technologies
-----------------  ------  ---------------------------------  ---------------------------------------------
Zion Lankri        Israel  20, kapsatt st. Ashkelon-Israel    Independent director of Noga Investments in
                                                              Technologies.  Business consultant
-----------------  ------  ---------------------------------  ---------------------------------------------
Jonathan Shtern    Israel  6, Narkisim Ramat-Yishai-Israel    Independent director of Noga Investments in
                                                              Technologies
-----------------  ------   --------------------------------  ---------------------------------------------
Baruch Levi        Israel   113/45 Aba Hilel Silver, Haifa-   Independent director, member of the audit
                            Israel                            committee of Noga Investments in
                                                              Technologies. Executive of Ludjiya Rotex, a
                                                              textile company located at Shizaff 7 Street,
                                                              Even Yehuda, Israel.
-----------------  ------  ---------------------------------  ---------------------------------------------